Contractor Plus, Inc.

Financial Statements and Independent Auditor's Report

For the Year Ended December 31, 2025

Contractor Plus, Inc.
Table of contents

Contents

Independent auditor's report

To the Board of Directors of Contractor Plus, Inc.

Opinion

We have audited the financial statements of Contractor Plus, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2025, income statement, the statement of changes in equity, and cash flows for the year then ended and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor's Responsibilities for the Audit of the Financial Statements" section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issue of the accompanying financial statements.

Auditor's responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

To the Board of Directors of Contractor Plus, Inc.

In performing an audit in accordance with GAAS, we:

▪ Exercise professional judgment and maintain professional skepticism throughout the audit.

▪ Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

▪ Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

▪ Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by the management, as well as evaluate the overall presentation of the financial statements.

▪ Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

DRENCHKO STEPHANIE S
CPA.
04/11/2026

Contractor Plus, Inc.
Balance sheet
As of December 31, 2025

	Notes	2025	2024
Assets			
Current assets			
Cash and cash equivalents	3	$ 142,704	$ 178,380
Accounts and other receivables	4	24,159	26,591
Prepaid expenses	5	181	5,626
Total current assets		**167,044**	**210,597**
Non-current assets			
Equipment, net	6	12,285	18,611
Loan origination cost		8,149	25,692
Total non-current assets		**20,434**	**44,303**
Total assets		**$ 187,478**	**$ 254,900**
Liabilities and equity			
Current liabilities			
Other payables	7	$ 78,752	$ 35,217
Deferred revenue, current portion	8	141,615	94,461
Short term loan	9	37,926	-
Director's loan	10	6,753	6,753
Convertible notes payable, net of discount	11	746,767	746,767
Interest accrued on convertible notes payables	12	120,027	47,286
Total current liabilities		**1,131,840**	**930,484**
Non-current liabilities			
Deferred revenue, non-current portion	8	40,890	-
Total non-current liabilities		**40,890**	**-**
Total liabilities		**1,172,730**	**930,484**
Equity			
Common stock	13	63	63
Accumulated deficit		(985,315)	(675,647)
Total equity		**(985,252)**	**(675,584)**
Total liabilities and equity		**$ 187,478**	**$ 254,900**

The accompanying notes are an integral part of these financial statements.

Justin B
CEO

Muhammad Arsalan
CFO

Contractor Plus, Inc.
Income statement
For the year ended December 31, 2025

	Notes	2025	2024
Subscription revenue	14	$ 506,549	$ 377,521
Transaction and payment facilitation	14	77,621	43,865
Commissions and marketplace	14	61,459	57,923
Total revenue		**645,629**	**479,309**
Subscription costs	15	(57,691)	(48,176)
Transaction processing costs	15	(582)	(10,616)
Commissions and marketplace costs	15	(16,328)	-
Total cost of services		**(74,601)**	**(58,792)**
Gross profit		**571,028**	**420,517**
Expenses			
Operating expenses	16	(663,588)	(486,986)
Marketing and advertising expenses	17	(139,260)	(270,213)
Total expenses		**(802,848)**	**(757,199)**
Operating loss		**(231,820)**	**(336,682)**
Other (expense) income:			
Other income		233	120
Interest expense	18	(78,081)	(35,291)
Net loss for the year before tax		**(309,668)**	**(371,853)**
Income tax - net		-	-
Net loss for the year after tax		**$ (309,668)**	**$ (371,853)**

The accompanying notes are an integral part of these financial statements.

_____   _Muhammad Arsalan_____
CEO   **CFO**

Contractor Plus, Inc.
Statement of changes in equity
For the year ended December 31, 2025

	Common stock						
	Shares		Amount		Accumulated deficit		Total
As of December 31, 2023	4,800,000	$	48	$	(303,794)	$	(303,746)
Issuance of stock	1,462,995		15		-		**15**
Loss for the year	-		-		(371,853)		**(371,853)**
As of December 31, 2024	**6,262,995**	$	**63**	$	**(675,647)**	$	**(675,584)**
Issuance of stock	30,000		-		-		**-**
Loss for the year	-		-		(309,668)		**(309,668)**
As of December 31, 2025	**6,339,250**	$	**63**	$	**(985,315)**	$	**(985,252)**

[signature]
CEO

Muhammad Arsalan
CFO

Contractor Plus, Inc.
Statement of cash flows
For the year ended December 31, 2025

	2025	2024
Operating activities:		
Net loss for the year before tax	$ (309,668)	$ (371,853)
Adjustments for:		
Depreciation	9,082	7,395
Interest on convertible instruments	72,741	31,405
Interest on loan origination cost	17,543	15,066
Changes in operating assets and liabilities		
Accounts and other receivables	2,432	(10,850)
Prepaid expenses	5,445	(4,360)
Other payables	43,535	10,799
Deferred revenue	46,255	22,249
Net cash used in operating activities	**(112,635)**	**(300,149)**
Investing activities:		
Purchase of equipment	(2,756)	(11,562)
Net cash used in investing activities	**(2,756)**	**(11,562)**
Financing activities:		
Proceeds from convertible instruments	-	518,923
Payment for loan origination costs	-	(35,407)
Proceeds from short term loan	54,000	-
Repayment of short term loan	(16,074)	(18,022)
Issuance of common stock	-	15
Net cash provided by financing activities	**37,926**	**465,509**
Net (decrease) / increase in cash and cash equivalents	**(77,465)**	**153,798**
Cash and cash equivalents, beginning of the year	178,380	24,582
Cash and cash equivalents, end of year	**$ 100,915**	**$ 178,380**

[signature]
CEO

Muhammad Arsalan
CFO

Contractor Plus, Inc.
Notes to the financial statements
For the year ended December 31, 2025

Note - 1 Nature of operations

Contractor Plus, Inc., (the "Company"), was incorporated in the State of Delaware on January 30, 2020.

The Company is a Delaware corporation, is a technology company headquartered in Orlando, Florida. The Company develops and maintains "Contractor+," a mobile-first software-as-a-service (SaaS) platform designed to streamline operations for field service professionals. The platform provides integrated solutions for lead generation, estimation, invoicing, job scheduling, and client management.

Note - 2 Summary of significant accounting policies

Basis of Accounting

The preparation of these financial statements and accompanying notes in conformity with United States of America generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Actual results could differ from those estimates.

Risk and uncertainty

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These conditions could have an adverse effect the Company's financial condition and the results of its operations.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

The Company adopted the provisions of ASC Topic 820, "Fair Value Measurements and Disclosures," which defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value and expands disclosure of fair value measurements.

The estimated fair value of certain financial instruments, including cash and cash equivalents, accounts payable, note payable, due to related parties and accrued liabilities are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments.

Contractor Plus, Inc.
Notes to the financial statements
For the year ended December 31, 2025

Fair Value Measurements (continued)

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

ASC 820 describes three levels of inputs that may be used to measure fair value:
Level 1 – quoted prices in active markets for identical assets or liabilities
Level 2 – quoted prices for similar assets and liabilities in active markets or inputs that are observable
Level 3 – inputs that are unobservable (for example cash flow modeling inputs based on assumptions)

Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and cash in hand. It represents money market funds or short-term investments with original maturities of three months or less from the date of purchase, except for those amounts that are held in the investment portfolio which are invested for long-term purposes.

Prepaid expenses

Prepaid expenses relate to prepayment made for future advertisement and marketing services in advance that will be expensed over time as the benefit of the services is received in the future expected within one year.

Accounts receivable

Accounts receivable are initially recognized by an amount that reflects the transaction price consideration that we expect to receive in exchange for services with subsequent reduction for any allowance for credit losses. Accounts receivable are generally due for settlement within 30 days.

Allowance for credit losses

The Company maintain an allowance for credit losses for accounts and other receivables, which is recorded as an offset to accounts and other receivables and changes in allowance for credit losses are recognized in the income statement. We assess collectability by reviewing accounts and other receivables on a collective basis where similar characteristics exist and on an individual basis when we identify specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, we consider historical collectability based on past due status and make judgments about the creditworthiness of customers based on ongoing credit evaluations.

We also consider customer-specific information, current market conditions and reasonable and supportable forecasts of future economic conditions to inform adjustments to historical loss data. Based on the history of collectability and the expectation, the management estimates the amount of the expected credit loss was not material to the financial statements as of December 31, 2025.

Contractor Plus, Inc.
Notes to the financial statements
For the year ended December 31, 2025

Equipment, net

Equipments are stated at cost less accumulated depreciation and identified impairment losses, if any. The depreciation is calculated using straight-line balance methods over the estimated useful life of 40 months i.e. 3.33 years.

Loan origination cost

Intangible assets are stated at cost less accumulated amortization and identified impairment losses, if any. The amortization for intangible assets is calculated using straight-line methods over the estimated useful life of 15 years.

Deferred revenue, current portion

Deferred revenue is recognized when the consideration received in advance under the agreement but the performance obligation is yet to be satisfied.

Stock-based compensation

The Company accounts for employee stock options in accordance with ASC 718, recognizing the fair value of stock options granted as compensation expense over the vesting period. The fair value of stock options is determined at the grant date using the Black-Scholes model. The total fair value of the options is recognized as expense on a straight-line the vesting period. Upon exercise, the cash received is recorded as an increase in equity, with previously recognized stock-based compensation adjustments reflected in Additional Paid-in Capital. The Company also recognizes the tax effects of stock options, recording deferred tax assets or liabilities as appropriate. Expired or forfeited options result in a reversal of the previously recognized expense. All relevant disclosures required by ASC 718, including fair value assumptions and compensation expense, are provided in the financial statements.

Short-term borrowings

Classification
Short-term borrowings are defined as obligations with original maturities of one year or less. These include bank over-drafts and the current portion of long-term debt.

Initial Measurement
Debt is recorded at the principal amount received, net of any direct transaction costs or debt issuance fees.

Subsequent Measurement
The Company accounts for short-term debt at amortized cost.
Interest expense is recognized on an accrual basis using the effective interest method.

Debt Issuance Costs
Costs related to revolving credit facilities are typically deferred and amortized on a straight-line basis over the term of the facility.

Contractor Plus, Inc.
Notes to the financial statements
For the year ended December 31, 2025

Short-term borrowings (Continued)

Offsetting
Short-term assets and liabilities are not offset unless a legal right of set-off exists and the Company intends to settle on a net basis.

Deferred tax

Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. Deferred tax assets are reported net of a valuation allowance when it is more likely than not that a tax benefit will not be realized.

Revenue Recognition (ASC 606)

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. Revenue is recognized when control of the promised services is transferred to customers in an amount that reflects the consideration the Company expects to receive. The Company determines the transaction price based on the gross amount of consideration for services where it acts as a principal, and the net amount (commission) for services where it acts as an agent.

The Company determines revenue recognition through the following steps:
1. Identification of the contract with a customer;
2. Identification of the performance obligations in the contract;
3. Determination of the transaction price;
4. Allocation of the transaction price to the performance obligations; and
5. Recognition of revenue when, or as, the Company satisfies a performance obligation.

Subscription revenue (Principal): Revenue from "Base Subscriptions" and Company-owned add-ons (e.g., Contractor+ Books) is recognized ratably over the contract term (monthly or annually) as the Company satisfies its performance obligation to provide continuous platform access. The Company acts as the principal in these arrangements, as it controls the service and is responsible for primary billing and collection.

Transaction and payment facilitation (Agent): Revenue is derived from revenue-share and processing fees with third-party financial partners (e.g., Finix, Square). The Company acts as an Independent software vendor ("ISV") agent in these transactions. Revenue is recognized at a point in time when the underlying financial transaction is processed. In these arrangements, the third-party partner is responsible for the collection of fees from the end-user and the subsequent disbursement of the Company's earned share of the revenue.

Commissions and Marketplace: This category includes revenue from both third-party integrations and Company-owned add-on services.

Contractor Plus, Inc.
Notes to the financial statements
For the year ended December 31, 2025

Revenue Recognition (ASC 606) (Continued)

Third-Party Marketplace (Agent): For revenue from marketplace integrations (e.g., Thumbtack, Simply Business, Wisetack), the Company acts as an agent. Revenue is recognized at a point in time when a lead or commissionable event occurs. This revenue is recorded on a net basis based on the commission reported by the third-party partner, who is responsible for the primary collection from the end-user and subsequent disbursement to the Company.

Company Add-on Services (Principal): For proprietary add-on services (e.g., Contractor+ Books, Contractor+ Local, Build Pro Community), the Company acts as a principal. The Company maintains control over the service delivery and is responsible for the primary billing and collection of fees from the customer. Revenue for these services is recognized ratably over the service period as the Company satisfies its performance obligation to provide access to the specific add-on functionality.

Cost of Services

Cost of services consists primarily of expenses directly related to the hosting, delivery, and support of the Company's SaaS platform. These costs are recognized as incurred, which generally aligns with the period in which the related revenue is recognized.

Subscriptions costs: Includes third-party cloud hosting, infrastructure maintenance, and software integration fees for platform add-ons. These costs support the "Subscription Revenue" stream and are recognized over the service period.

Transaction processing costs: Includes direct fees associated with payment facilitation and financial integrations. Because the Company reports transaction revenue on a "net" basis where applicable, these costs typically represent only the incremental expenses not retained by the third-party processor.

Commissions and marketplace costs: The Company categorizes costs related to its marketplace and add-on ecosystem based on the nature of the underlying service delivery:

Third-Party Marketplace Integrations (Agent): For revenue streams where the Company acts as an agent (e.g., Thumbtack, Simply Business), the related costs are generally retained by the third-party partner and the Company records revenue on a net basis. Direct incremental costs incurred by the Company to maintain these integrations are recognized as incurred at the point in time the lead or commissionable event is processed.

Company Add-on Services (Principal): For proprietary modules such as "Contractor+ Books," "Contractor+ Local," and "Build Pro Community," the Company acts as the principal. Cost of services for these features includes direct software licensing fees, data hosting, and third-party API integration costs required to provide the specific functionality. These costs are recognized over the service period to match the timing of the related subscription revenue.

Contractor Plus, Inc.
Notes to the financial statements
For the year ended December 31, 2025

Operating expenses

Expenses are recognized by the Company on an accrual basis. Expenses paid in advance and not yet incurred are recorded as prepaid until the applicable period.

Other income

Other income is recognized on an accrual basis or when the company's right to receive payment is established.

Income taxes

The stockholders of the Company have elected treatment as a C Corporation under the Internal Revenue Code. Under this election the Company is required to pay federal and state taxes.

Recent accounting pronouncements

Accounting for and Disclosure of Crypto Assets (ASU 2023-08)
In December 2023, the FASB issued ASU 2023-08, which requires certain digital assets (including Bitcoin and other cryptocurrencies) to be measured at fair value each reporting period, with changes in fair value recognized in net income. This standard is effective for the Company for fiscal years beginning after December 15, 2024. The Company is currently evaluating the impact of this guidance on its financial position, but does not expect it to have a material impact unless significant digital assets are acquired.

Improvements to Income Tax Disclosures (ASU 2023-09)
In December 2023, the FASB issued ASU 2023-09 to enhance the transparency of income tax disclosures, primarily requiring a more detailed qualitative explanation of the effective tax rate reconciliation and disaggregation of taxes paid by jurisdiction. For private companies, this is effective for annual periods beginning after December 15, 2025. As the Company currently maintains a full valuation allowance against its deferred tax assets due to its accumulated deficit, it does not expect this update to materially change its recognized tax expense.

Induced Conversions of Convertible Debt (ASU 2024-04)
In November 2024, the FASB issued ASU 2024-04 to clarify the accounting for induced conversions of convertible debt instruments. This is effective for the Company for fiscal years beginning after December 15, 2025. Given the Company's $746,767 in convertible notes payable, management will apply this guidance to any future negotiations involving the conversion of these notes to equity.

Other Pronouncements
Other recent accounting seasonal updates issued by the FASB (including those related to segment reporting and joint ventures) are not expected to have a material impact on the Company's financial statements.

Contractor Plus, Inc.
Notes to the financial statements
For the year ended December 31, 2025

Note 3 - Cash and cash equivalents

		2025		2024
Bank balances	$	142,704	$	178,380
	$	142,704	$	178,380

Note 4 - Accounts and other receivables

		2025		2024
Accounts receivable	$	24,159	$	26,591
Accrued revenue		-		-
Allowance for credit losses		-		-
	$	24,159	$	26,591

Note 5 - Prepaid expenses

		2025		2024
Prepaid expenses	$	181	$	5,626
	$	181	$	5,626

Note 6 - Equipment, net

		2025		2024
Equipment	$	33,132	$	30,376
Equipment, gross		33,132		30,376
Accumulated depreciation		(20,847)		(11,765)
Equipment, net	$	12,285	$	18,611

Depreciation expense for the year ended December 31, 2025 and 2024 were $3,612 and $2,614 respectively. Equipment are reviewed for impairment when there is an indicator of possible impairment is present. No impairment losses were recognized during the current year.

Note 7 - Other payables

		2025		2024
Credit card payables	$	9,586	$	8,097
Accrued expenses		69,166		27,120
	$	78,752	$	35,217

Note 8 - Deferred Revenue

			2025		2024
Annual subscriptions		$	118,481	$	94,461
Life-time subscriptions			62,224		-
			180,705		94,461
Commissions & marketplace			1,800		-
	8.1	$	182,505	$	94,461

Contractor Plus, Inc.
Notes to the financial statements
For the year ended December 31, 2025

8.1. During the year movement

		2025		2024
Balance at beginning of year		$ 94,461	$	72,211
Add: Customer payments received		319,490	$	183,898
Less: Revenue recognized during the period		(231,446)	$	(161,648)
Balance at end of year	8.2	$ 182,505	$	94,461

8.2. Current and non-current deferred revenue

	2025		2024
Current portion of deferred revenue	$ 141,615	$	94,461
Non-current portion of deferred revenue	40,890		-
Balance at end of year	$ 182,505	$	94,461

Deferred revenue consists of contract liabilities related to payments received from customers in advance of the Company's performance. These balances primarily relate to annual subscriptions for the "Pro," "Freedom," and "Ultimate" plans, which are billed in advance and recognized ratably over the 12-month service period. For "life-time" subscriptions, which provide perpetual access to the platform, the Company recognizes revenue on a straight-line basis over an estimated three-year (36-month) customer relationship period. Additionally, the Company maintains deferred balances for advance payments related to commissions and marketplace integrations (contractor plus books), which are recognized over the period as the specific service is delivered.

During the year ended December 31, 2025, the Company recognized $231,446 in revenue that was previously included in the deferred revenue balance at the beginning of the period or received during the fiscal year. The increase in the year-end balance from $94,461 in 2024 to $182,505 in 2025 was primarily driven by the growth in annual subscription renewals and the successful launch of life-time subscription offerings during the period.

The Company classifies deferred revenue as current or non-current based on the timing of when the service is expected to be provided. As of December 31, 2025, the current portion of deferred revenue totaling $141,615 represents the amount expected to be recognized as revenue within the next twelve months. The non-current portion of $40,890 represents the remaining two-year portion of life-time

Contractor Plus, Inc.
Notes to the financial statements
For the year ended December 31, 2025

Note 9 - Short term loan

	2025	2024
Short term loan	$ 37,926	$ -
	$ 37,926	$ -

The Company entered into a commercial term loan agreement with WebBank (via QuickBooks) on August 7, 2025, for a principal amount of $54,000. The loan bears interest at a fixed annual percentage rate (APR) of 33.50% and is repayable in monthly installments of $5,353.69 over a 12-month term. The loan is personally guaranteed by the Company's CEO, Justin Smith, and is intended for business purposes only.

As of December 31, 2025, the outstanding principal balance on the note was approximately $37,959. Since the remaining term of the loan is less than twelve months (expiring in August 2026), the entire outstanding balance is classified as a Current Liability on the Balance Sheet.

Total interest expense recognized related to this note for the year ended December 31, 2025, is $5,340.

Note 10 - Director's loan

	2025	2024
Director Loan	$ 6,753	$ 6,753
	$ 6,753	$ 6,753

Throughout the fiscal year, the Company's Director and CEO, Justin Smith, advanced funds to the Company to support working capital requirements. As of December 31, 2025, the outstanding balance due to the Director was $6,753.

The loan is unsecured, non-interest bearing, and has no formal date of repayment. There is no fixed maturity date. Therefore, the entire balance is classified as a current liability.

Note 11 - Convertible notes payable, net of discount

	2025	2024
Convertible notes	$ 746,767	$ 746,767
	$ 746,767	$ 746,767

The Company has issued a series of convertible promissory notes (the "Notes") to various investors through a crowdfunding platform and private investors. The Notes were issued at different dates and have varying interest rates, valuation caps and maturity dates, they contain substantially similar terms and conditions.

The Notes accrue interest at a stated rate ranging from 5.00% to 9.75% per annum, calculated on a simple interest basis, and have contractual maturities ranging from July 2023 to February 2026. Upon maturity, all unpaid principal and accrued interest become due and payable unless earlier converted in accordance with the terms of the Notes.

Contractor Plus, Inc.
Notes to the financial statements
For the year ended December 31, 2025

17

Note 11 - Convertible notes payable, net of discount (Continued)

The Notes provide for automatic conversion into equity securities upon the occurrence of a qualified equity financing that meets specified minimum funding thresholds. The conversion price is typically the lesser of (i) a discounted price to the equity financing price ~20% discount or (ii) a price based on a valuation cap, which varies by issuance.

The Notes are subordinated to senior indebtedness of the Company.

The Company evaluated the terms of the Notes in accordance with ASC 470, Debt, and ASC 815, Derivatives and Hedging, including the embedded conversion features. Based on this evaluation, the Company concluded that the embedded features do not require bifurcation as derivatives. Accordingly, the Notes are accounted for as debt and are recorded at amortized cost. Interest expense is recognized over the respective terms of the Notes using the effective interest method.

Note 12 - Interest accrued on convertible notes payables

	2025	2024
Convertible notes	$ 120,027	$ 47,286
	$ 120,027	$ 47,286

Note 13 - Common stock

The Company is authorized to issue 10,000,000 shares each of $0.00001 par value. The issued and outstanding shares as of December 31, 2025, and 2024 were 6,292,995 and 6,262,995 respectively.

Shares of Common stock have the following rights and privileges:

Voting – The holder of each share of common stock is entitled to one vote per share held.

Dividends – Common stockholders are entitled to receive dividends, if and when declared by the Board of Directors, subject to the rights of holders of all classes of stock outstanding having priority rights as to dividends.

Contractor Plus, Inc.
Notes to the financial statements
For the year ended December 31, 2025

Note 14 - Revenue

		2025		2024
Subscription revenue	$	506,549	$	377,521
Transaction and payment facilitation		77,621		43,865
Commissions and marketplace		61,459		57,923
	$	645,629	$	479,309

Subscription revenue consists of recurring fees from "Base Subscriptions" to the Contractor+ platform. Revenue is recognized ratably over the contract term as the Company satisfies its performance obligation to provide continuous platform access. The Company acts as the principal in these transactions, managing all billing and collections directly.

Transaction & payment facilitation represents revenue-share and processing fees derived from integrated financial partners (e.g., Finix, Square). The Company acts as an agent in these arrangements. Revenue is recognized at a point in time when the underlying transaction is processed by the third-party provider. The third-party partner is responsible for the collection of fees from the end-user and the subsequent disbursement of the Company's earned share.

Commissions & marketplace includes referral fees from marketplace partners (e.g., Thumbtack, Simply Business) and specialty "Add-on" modules (e.g., Contractor+ Books, Contractor+ Local).
a) For Third-Party Marketplace revenue, the Company acts as an agent; revenue is recognized when the commissionable event occurs, as reported by the third-party partner who handles primary collection and disbursement.
b) For Company-Owned Add-ons, the Company acts as the principal; revenue is collected directly by the Company and recognized over the service period.

Note 15 - Cost of services

		2025		2024
Subscription costs	$	57,691	$	48,176
Transaction processing costs		582		10,616
Commissions and marketplace costs		16,328		-
	$	74,601	$	58,792

Subscription costs represents the core infrastructure expenses, including cloud hosting, ai credits, data center operations, and technical support directly related to the "Base Subscription" revenue.

Transaction processing costs represent direct fees associated with payment facilitation. It reflects a transition to revenue-share models with financial partners where costs are primarily retained at the source by the third-party processor.

Commissions and marketplace costs includes direct costs for proprietary add-on services launched in 2025. Specifically, the Company incurred $14,000 for "Contractor+ Books" and $2,328 for the "Build Pro Community" to facilitate these specialized service offerings. The Company acts as the principal in these transactions and recognizes these costs as they are incurred.

Contractor Plus, Inc.
Notes to the financial statements
For the year ended December 31, 2025

Note 16 - Operating expenses

	2025	2024
Salaries, benefits, and wages	$ 463,325	$ 323,379
Bank and fraud charges	85,242	20,502
Software expenses	42,070	38,023
Fee on subscriptions	35,877	29,165
Legal and professional	2,543	2,696
Travelling and conveyance	2,997	18,825
Depreciation	9,082	7,395
General expense	22,452	47,001
	$ 663,588	$ 486,986

Note 17 - Marketing and advertising expenses

	2025	2024
Advertisement	$ 51,170	$ 155,602
Marketing	88,090	72,923
Fund raising	-	41,688
	$ 139,260	$ 270,213

Note 18 - Interest expense

	2025	2024
Interest on loans	$ 5,340	$ 3,886
Interest on convertible instruments	72,741	31,405
	$ 78,081	$ 35,291

Interest on loans primarily consists of interest accrued on the Company's short-term commercial term loan with WebBank (QuickBooks). This financing is used to support immediate working capital needs. For additional information regarding the terms, maturity, and outstanding principal of this loan, refer to Note 9 — Short-term Loans.

Interest on convertible instruments relates to notes issued to both private and crowdfunding investors. These instruments carry varying interest rates based on the class of investor:

Private Investors: These notes carry a fixed interest rate of 9.75% per annum.
Crowdfunding Investors: Notes issued via the Wefunder platform carry a fixed interest rate ranging from 5.00% to 9.75% per annum.

Interest is accrued annually and is subject to the conversion terms outlined in the respective agreements. For further details on the conversion triggers, maturity dates, and equity rights associated with these instruments, refer to Note 11 — Convertible notes payable, net of discount.

Contractor Plus, Inc.
Notes to the financial statements
For the year ended December 31, 2025

Note 19 - Income taxes

The provision for income tax is summarized below:

19.1. Current and deferred tax expense

Current tax:
There is no current federal tax or state tax for the period ended December 31, 2025 and 2024.

Deferred tax:		2025		2024
Deferred tax benefit	$	206,916	$	141,886
Deferred tax assets valuation allowance @ 100%		(206,916)		(141,886)
Net Deferred tax benefit	$	-	$	-

19.2. Deferred tax asset

		2025		2024
The net deferred tax asset or liability include the following:				
Deferred tax asset	$	206,916	$	141,886
Deferred tax liability		-		-
		206,916		141,886
Less: Deferred tax assets valuation allowance@100%		(206,916)		(141,886)
Net deferred tax asset	$	-	$	-

A valuation allowance totaling $206,916 as of the year end has been established for deferred income tax assets primarily related to unused tax loss carry forwards that may not be realized. Realization of the net deferred income tax assets is dependent on generating sufficient taxable income prior to their expiration.

19.3. Schedule of temporary differences

Temporary differences that give rise to the net deferred tax asset as of 2024 year-end are as follows:

		2025		2024
Unused tax loss		206,916		141,886
Deferred tax asset		206,916		141,886
Less: Deferred tax assets valuation allowance @100%		(206,916)		(141,886)
Net deferred tax asset	$	-	$	-

Contractor Plus, Inc.
Notes to the financial statements
For the year ended December 31, 2025

Note 20 - Related party balances and transactions

The related party balances as at and for the year ended December 31, 2025 and 2024 are as follows:

Related Party Name	Nature		2025		2024
Balance sheet					
Justin Smith, CEO	Director's loan	$	6,753	$	6,753
Contractor Plus LLP	Accrued expenses	$	54,430	$	20,544
Income statement					
Justin Smith, CEO	Salaries, benefits and wages	$	51,815	$	12,672
Roshanlal Sethia, Director	Salaries, benefits and wages	$	17,219	$	10,761

Note 21 - Contingencies and commitments

21.1. Contingencies

There were no material contingencies known as of the date of the balance sheet.

21.2. Commitments

There were no material commitments known as of the date of the balance sheet.

Note 22 - Concentration of credit risk

The financial instruments that potentially subject the Company to credit risk include cash at bank and accounts and other receivables. The Company's cash balances are maintained at a reputed financial institution where the accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000, and accounts and other receivables, which have been adjusted for expected credit losses, are determined to be collectible based on an assessment by management of the facts and circumstances. The Company believes that these assets are not exposed to any significant credit risk.

Investment risk
Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of uncertainty related to changes in interest rate, market volatility and credit risks, it is at least reasonably possible that changes in these risks could materially affect the estimated fair value of investments reported in the statement of financial position as of December 31, 2025. However, the diversification of the Company's invested assets among these various asset classes is management's strategy to mitigate the impact of any dramatic change on any one asset class.

Contractor Plus, Inc.
Notes to the financial statements
For the year ended December 31, 2025

22

Note 23 - Reclassifications

Certain amounts in prior period have been reclassified to conform with current period presentation.

Note 24 - Subsequent events

The Company evaluated all events and transactions that occurred after the year-end, and through the date of authorization of the financial statements. The Company determined that it does not have any material subsequent events to report in the financial statements.

_____   _Muhammad Arsalan_____
CEO   **CFO**